ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly-Held Company	NIRE 35300010230

MATERIAL FACT

Itaú Unibanco Holding S.A. (“Itaú Unibanco”), as the controlling stockholder, directly or indirectly through its affiliates, of Itaú Corpbanca (a financial entity headquartered in Santiago, Chile), in which it currently holds 65.62% of Itaú Corpbanca’s total and voting capital, hereby informs its stockholders and the market in general that at the meeting of Itaú Unibanco’s Board of Directors held on this date, Itaú Unibanco approved the engagement of advisors to initiate the work related to the intention of making a voluntary tender offer for the acquisition by Itaú Unibanco or its affiliates, of up to all of the outstanding shares issued by Itaú Corpbanca (“Shares”), including those in the form of American Depositary Shares, each of which represents 1,500 Shares (“ADSs”), i.e., Shares (including in the form of ADSs) corresponding up to approximately 34.38% of Itaú Corpbanca’s total and voting capital. The purchase price is going to be CLP 2.00 (two Chilean pesos) per Share which reflects, on this date, a premium of approximately 10% over the average trading price per Share on the Santiago Stock Exchange over the past 60 trade sessions. The purchase price will be adjusted to reflect the declaration and/or payment of dividends by Itaú Corpbanca prior to the settlement of the offer. Due to the reverse stock split approved by Itaú Corpbanca at its extraordinary stockholders’ meeting held on January 19, 2023, which is under review by the Comisión para el Mercado Financiero de Chile (“CMF”), the purchase price per Share and/or ADS and the number of Shares/ADSs object of the offer may be adjusted to account for the reverse stock split.

The tender offer described herein has not yet commenced. The tender offer is expected to be conducted still in the first half of 2023 concurrently (i) in Chile, for all stockholders of Itaú Corpbanca; and (ii) in the United States of America for all holders of ADSs and U.S. holders who hold Shares directly in Itaú Corpbanca. The acquisition of the Shares shall be subject to compliance with customary conditions for this type of transaction, including obtaining the applicable regulatory approvals from the Central Bank of Brazil and CMF.

Itaú Unibanco will keep its stockholders and the market informed about the progress and developments of this transaction as it unfolds. We emphasize that the material fact disclosed is exclusively informational purposes about the decision made on this date by the Board of Directors of Itaú Unibanco and does not constitute a tender offer for the acquisition of any securities.

São Paulo (State of São Paulo), March 2, 2023.

RENATO LULIA JACOB

Group Head of Investor Relations and Market Intelligence